UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **September 7, 2005**

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**2030 Donahue Ferry Road
Pineville, Louisiana**   **71360-5226**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(318) 484-7400**

CLECO POWER LLC
(Exact name of registrant as specified in its charter)

Louisiana	**1-05663**	**72-0244480**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**2030 Donahue Ferry Road
Pineville, Louisiana**   **71360-5226**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(318) 484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This combined Form 8-K is separately filed by Cleco Corporation and Cleco Power. Information in this filing relating to Cleco Power is filed by Cleco Corporation and separately by Cleco Power on its own behalf. Cleco Power makes no representation as to information relating to Cleco Corporation (except as it may relate to Cleco Power) or any other affiliate or subsidiary of Cleco Corporation.

Item 8.01 Other Events.

On August 29, 2005, Hurricane Katrina hit the coast of Louisiana and Mississippi, causing widespread power outages and catastrophic damage to the Gulf South region including portions of Cleco Power's service territory. Cleco Power has sustained significant damage to certain of its distribution and transmission facilities. Cleco Power had approximately 80,000 customers (out of approximately 265,000 customers) without power immediately following the hurricane. For more information about Cleco Power's recovery efforts, see the press release issued September 6, 2005, a copy of which is filed as Exhibit 99.1 to this Report.

Cleco anticipates that Katrina and its aftermath will influence the financial results of Cleco Corporation and Cleco Power although estimates of its effects are not available at this time. For example:

- Revenues are expected to be lower due to extended outages, customer losses, and inability to bill and collect revenues for electricity previously delivered to customers whose property has been destroyed;
- Capital and other expenditures are expected to be higher due to the restoration, repair and replacement of damaged equipment and assets; and
- Regulatory mechanisms may be modified or created to provide for recovery of restoration costs and lost revenues in a more timely and complete manner than available under currently-in-place cost recovery methods.

Cleco Corporation and Cleco Power believe they have sufficient liquidity to meet their current obligations and to fund restoration efforts from a combination of cash on hand and available capacity under their revolving credit facilities.

Item 7.01 Regulation FD Disclosure.

Until near-term estimates of revenue and expenditure effects are available, Cleco is unable to affirm previously-issued consolidated 2005 earnings per share guidance of $1.35 to $1.40 per share of common stock for Cleco Corporation.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

The following exhibit is furnished herewith:

99.1   Press release issued September 6, 2005 regarding Hurricane Katrina.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION

Date: September 7, 2005   By: /s/ Keith D. Crump
                                           Keith D. Crump
                                           Treasurer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO POWER LLC

Date: September 7, 2005   By: /s/ Keith D. Crump
                                               Keith D. Crump
                                               Treasurer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Press Release issued September 6, 2005 regarding Hurricane Katrina.